Exhibit 12.1

UCBH Holdings, Inc.
Computation of Ratio of Combined Fixed Charges to Earnings

	For the Three Months Ended
(Dollars in Thousands)	March 31,		For the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Ratio of fixed charges to earnings
Income before income tax expense	$3,031	$41,332	$155,256	$151,814	$144,170	$135,004	$101,576
Add: fixed charges	98,647	90,116	383,760	271,080	161,910	92,583	91,714

Earnings available for fixed charges	101,678	131,448	539,016	422,894	306,080	227,587	193,290

Fixed charges	$98,647	$90,116	$383,760	$271,080	$161,910	$92,583	$91,714

Ratio of fixed charges to earnings	0.97	0.69	0.71	0.64	0.53	0.41	0.47